ASI Aviation, Inc.

11921 Freedom Drive, Suite 550

Reston, VA 20190

July 24, 2020

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC. 20549

Attn: Cara Wirth, Division of Corporate Finance

Re:	ASI Aviation, Inc.
Offering Statement on Form 1-A
Post-qualification Amendment No. 2
Filed July 17, 2020
File No. 024-10786

Dear Ms. Wirth:

We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of Post-qualification Amendment No. 2 to the Offering Statement on Form 1-A (the “Offering Statement”) of ASI Aviation, Inc. (the “Company”) and we hereby request that the Commission approve the qualification of the Offering Statement as of 5:00 PM Eastern Daylight Time on Monday, July 27, 2020. We note that there are no participants in the Company’s offering that are required to clear compensation arrangements with FINRA.

We request that we be notified of such qualification by a telephone call to Mr. Paul Levites at (202) 869-0888 ext. 103, or in his absence Lou Bevilacqua, of Bevilacqua PLLC, at (202) 869-0888 ext. 100. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to Bevilacqua PLLC, attention: Paul C. Levites, via email at paul@bevilacquapllc.com.

Sincerely,

ASI Aviation, Inc.

By:	/s/ Dr. Brajnandan B. Sahay
Dr. Brajnandan B. Sahay
Chief Executive Officer

cc:	Louis A. Bevilacqua, Esq.